UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

HCA Healthcare, Inc.

(as successor to HCA Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40412C101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40412C101

1.	Name of reporting person Hercules Holding II
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 68,912,077
	6.	Shared voting power -0-
	7.	Sole dispositive power 68,912,077
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 68,912,077
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 19.5%*
12.	Type of reporting person (see instructions) PN

*	The calculation of the foregoing percentage is based on 354,052,500 shares of voting common stock outstanding as of October 31, 2017 as reported in HCA Healthcare, Inc.’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2017.

STATEMENT ON SCHEDULE 13G

This is Amendment No. 7 to the Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009 related to the common stock, par value $0.01 per share (the “Shares”), of HCA Healthcare, Inc. (the “Issuer”), a Delaware corporation, beneficially owned by Hercules Holding II, a Delaware general partnership.

Item 1.

(a)	Name of Issuer:

HCA Healthcare, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Park Plaza

Nashville, Tennessee 37203

Item 2.

(a)	Name of Person Filing:

Hercules Holding II

(b)	Address of Principal Business Office, or, if none, Residence:

3100 West End Avenue

Suite 1060

Nashville, TN 37203

(c)	Citizenship:

See Item 4 of cover page.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share

(e)	CUSIP Number:

40412C101

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Hercules Holding II held 68,912,077 Shares as of December 31, 2017, or 19.5%, of the Shares of the Issuer based on 354,052,500 shares of voting common stock outstanding as of October 31, 2017 as reported in HCA Healthcare, Inc.’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2017. The units of Hercules Holding II are held by a private investor group, including affiliates of Dr. Thomas F. Frist, Jr. the founder of the Issuer, all of whom are parties to the partnership agreement of Hercules Holding II.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II. However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares. Affiliates of Dr. Thomas F. Frist, Jr. collectively have the right under a stockholders’ agreement among the Issuer, Hercules Holding II, LLC and the investment group to nominate up to two directors of the Issuer.

(b)	Percent of class:

See Item 11 of the cover page, and Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Affiliates of Dr. Thomas F. Frist, Jr. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pursuant to the partnership agreement of Hercules Holding II. See Item 4 above and Item 8 below.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Hercules Holding II held 68,912,077 Shares as of December 31, 2017, or 19.5%, of the Shares of the Issuer. Hercules Holding II is held by a private investor group, including affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer. Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G. The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Dr. Thomas F. Frist, Jr.
Dr. Thomas F. Frist, Jr.
Patricia C. Frist
Thomas F. Frist III
William R. Frist
Patricia F. Elcan

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

HERCULES HOLDING II

By:	/s/ Natalie H. Cline
Name:	Natalie H. Cline
Title:	Attorney-in-Fact for Reporting Person

EXHIBITS

Exhibit Number	Title

1	Power of Attorney of Reporting Person (incorporated by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Person on April 29, 2008).